Exhibit 12

Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended August 31,
	2008	2007
Income before income taxes and minority interest	$3,429	$3,187
Add:
Minority interest	-	2
Fixed charges	842	735
Less: Capitalized interest	(19)	(6)
Earnings as defined	$4,252	$3,918

Interest expense, net of capitalized interest	$18	$1
Capitalized interest	19	6
Portions of rentals representative of the interest factor	805	728
Fixed charges as defined	$842	$735

Ratio of earnings to fixed charges	5.05	5.33